SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

J. Steven Beabout

Executive Vice President and General Counsel

Starz

8900 Liberty Circle

Englewood, CO 80112

(720) 852-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Starz (f/k/a Liberty Media Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Starz.

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

STARZ

(f/k/a Liberty Media Corporation)

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer”).

The Report on Schedule 13D was originally filed with the Commission by Starz, a Delaware corporation formerly known as Liberty Media Corporation (“Starz” or the “Reporting Person”), on September 30, 2011, as amended by Amendment No. 1 filed with the Commission on May 15, 2012, (collectively, the “Schedule 13D”), and is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D and is the final amendment to the Schedule 13D and is an exiting filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2.  Identity and Background

This Statement is being filed by the Reporting Person. The principal business address of the Reporting Person is 8900 Liberty Circle, Englewood, CO 80112. The Reporting Person owns interests in premium subscription video programming and entertainment content.

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety. Each of such executive officers and directors is a citizen of the United States.  Neither Starz, nor, to the best knowledge of Starz, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 11, 2013, the Reporting Person completed its previously announced spin-off (the “Spin-Off” of its subsidiary, Liberty Media Corporation (formerly known as Liberty Spinco, Inc.) (“Spinco”), which, at the time of the Spin-Off, held the Reporting Person’s former subsidiaries Atlanta National League Baseball Club, Inc. and True Position, Inc., former equity affiliates Sirius XM Radio Inc. and Live Nation Entertainment, Inc. and minority investments in public companies such as Time Warner, Inc., Time Warner Cable Inc., Viacom Inc. and Barnes & Noble, Inc. (collectively, the “Spin-Off Assets”). The Spin-Off was accomplished through the distribution, by means of a dividend, by the Reporting Person to its stockholders of all of the outstanding shares of Spinco’s common stock. As a result of the Spin-Off, Spinco became a separate publicly traded company and holds all of the Spin-Off Assets and associated liabilities, including the Reporting Person’s rights, obligations and interests with respect to the Issuer’s Common Stock.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented to add the following:

(a) and (b) The responses of the Reporting Person to Rows (7) through (13) of the second page of this Amendment are incorporated herein by reference. Except as previously disclosed in the Liberty Schedule 13D and except as with respect to Irving Azoff, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of Common Stock. Irving Azoff beneficially owns 7,329,099 shares of Common Stock, which includes (i) 1,098,272 shares held by the Trust (as defined below), (ii) 6,056,943 shares of Common Stock issuable upon exercise of options that are fully vested as of the date hereof and (iii) 145,682 shares of Common Stock issuable upon exercise of restricted stock units that are fully vested as of the date hereof.

(c) Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof. On December 31, 2012, Starz acquired 1,670,379 shares of Common Stock in a private transaction with Mr. Azoff and the Azoff Family Trust of 1997, dated May 27, 1997, as amended (the “Trust”), for $8.98 per share. On December 31, 2012, Mr. Azoff exercised restricted stock units representing an aggregate of 180,251 shares of Common Stock, a portion of which was withheld by the Issuer to pay withholding taxes. The Trust sold, through a Rule 10b5-1 trading plan, an aggregate of 312,800 shares of Common Stock in open market sales during the 60 days preceding the date hereof. The table below sets forth for each day the number of shares sold on such day and the per share weighted average price for such sales.

Date of Sale	Number of Shares of Common Stock Sold	Per Share Weighted Average Price

12/3/2012	39,100	$8.748

12/4/2012	39,100	$8.716

12/20/2012	39,100	$9.450

12/21/2012	39,100	$9.304

1/2/2013	39,100	$9.594

1/3/2013	39,100	$9.810

1/15/2013	39,100	$9.868

1/16/2013	39,100	$9.812

(d) Not applicable.

(e) January 11, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

STARZ

	By:	/s/ J. Steven Beabont
Name: J. Steven Beabont
		Title:	Executive Vice President, General Counsel and
Secretary

Dated: January 22, 2013

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

STARZ

The name and present principal occupation of each director and executive officer of Starz are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Starz, 8900 Liberty Circle, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

Christopher Albrecht	Chief Executive Officer and Director of Starz

Glenn Curtis	President of Starz

Irving Azoff	Director of Starz

Derek Chang	Director of Starz

Susan Lyne	Director of Starz

Gregory Maffei	Director of Starz

Jeffrey Sagansky	Director of Starz

Daniel E. Sanchez	Director of Starz

Charles Y. Tanabe	Director of Starz

Robert Wiesenthal	Director of Starz

J. Steven Beabout	Executive Vice President, General Counsel and Secretary of Starz

Edward Huguez	President of Sales and Affiliate Marketing, Starz Entertainment, LLC

Scott D. Macdonald	Chief Financial Officer, Executive Vice President and Treasurer of Starz

Carmi Zlotnik	Managing Director, Starz Entertainment and Starz Media, LLC